John Hancock Group of Funds

200 Berkeley Street

Boston, Massachusetts 02116

December 17, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Manion

Re: Closed End Fund

John Hancock GA Mortgage Trust Form N-CSR Annual Reports to Shareholders (“Form N- CSR”) and Form N-CEN (“Form N-CEN”) for the Period Ended December 31, 2023; File No. 811-23418

John Hancock Asset-Based Lending Fund Form N-CSR Annual Reports to Shareholders (“Form N-CSR”) and Form N-CEN (“Form N-CEN”) for the Period Ended October 31, 2023; File No. 811-23748

Open End Funds

John Hancock Bond Trust Form N-CSR Annual Reports to Shareholders (“Form N-CSR”) for the Period Ended May 31, 2024; File No. 811-03006

John Hancock California Tax-Free Income Fund Form N-CSR Annual Reports to Shareholders (“Form N-CSR”) for the Period Ended May 31, 2024; File No. 811-05979

John Hancock Municipal Securities Trust Form N-CSR Annual Reports to Shareholders (“Form N-CSR”) for the Period Ended May 31, 2024; File No. 811-05968

John Hancock Sovereign Bond Fund Form N-CSR Annual Reports to Shareholders (“Form N- CSR”) for the Period Ended May 31, 2024; File No. 811-02402

John Hancock Strategic Series Trust Form N-CSR Annual Reports to Shareholders (“Form N- CSR”) for the Period Ended May 31, 2024; File No. 811-04651

John Hancock Investment Trust Form N-CSR Annual Reports to Shareholders (“Form N-CSR”) for the Period Ended March 31, 2024; File No. 811-00560

Dear Mr. Manion:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (“SEC”), which were conveyed to us by telephone on November 19, 2024 with respect to the filings on Form N-CSR for the John Hancock Funds listed on Annex A, attached hereto. The Staff’s comments are set forth below, each followed by the respective fund’s response.

Securities and Exchange Commission

December 17, 2024

1.Comment: For John Hancock GA Mortgage Trust, please confirm whether the fund is still operating as a non-diversified fund as required by the Investment Company Act of 1940 (the ’40 Act) section 13a-1.

Response: The John Hancock GA Mortgage Trust is operating as a diversified investment company under the 1940 Act and will update its disclosure documents to reflect this fact.

2.Comment: For John Hancock GA Mortgage Trust, the top 10 issuers chart omits certain short-term investments, but they haven’t been classified or identified in the portfolio of investments as cash equivalents. Please consider revising presentation going forward and provide definitions surrounding the chart to be consistent.

Response: Going forward we plan to revise the statement to say, “Cash and short-term investments are not included.”

3.Comment: In Form N-CEN for John Hancock GA Mortgage Trust and John Hancock Asset-Based Lending Fund, the management fee as a percentage of net assets response in D.8 was 0.20% and 1.24%, respectively; however, in the Notes to financial statements it was 0.22% for John Hancock GA Mortgage Trust and 1.35% for John Hancock Asset-Based Lending Fund. Please describe the discrepancy.

Response: For Form N-CEN, the funds calculate and report this item as management fee on the Statement of operations divided by net assets at period end per the instructions (Provide the Fund’s advisory fee as of the end of the reporting period as a percentage of net assets). The Notes to financial statements disclose the contractual rate as a percentage of average net assets or managed assets.

4.Comment: In Form N-CEN, for John Hancock Asset-Based Lending Fund, the net annual operating expenses as a percentage of nets assets response in D.9 was 2.30%, however, in the Financial highlights it was 2.50%. Please describe the discrepancy.

Response: For Form N-CEN, the fund calculated and reported this item as net annual operating expenses on the Statement of operations divided by net assets at period end per the instructions ((Net annual operating expenses - provide the Fund’s net annual operating expenses as of the end of the reporting period (net of any waivers or reimbursements) as a percentage of net assets). In the financial highlights, we calculate and report the net expense ratio as net operating expenses divided by average net assets.

5.Comment: For John Hancock Asset-Based Lending Fund, the Growth of 10K chart starts at $10,000, however, the registration document states the minimum initial investment is $1 million. Please explain.

Response: The registration document notes that the minimum investment amounts may be reduced or waived by the fund at the fund’s sole discretion. As there are multiple individual shareholders with initial investments substantially less than $1 million, the starting point for the Growth of $10k chart has been selected to be the standard $10,000.

6.Comment: For John Hancock Asset-Based Lending Fund, please confirm that the significant subsidiary test was performed for the investment in MSN 803 Trust as required by S-X Rule 1-02(w) (Rule 3-09 and 4-08(g)).

Response: Confirmed.

Securities and Exchange Commission

December 17, 2024

7.Comment: For John Hancock Asset-Based Lending Fund, please clarify whether MSN 803 Trust is held as an equity or fixed income instrument. The Portfolio of investments shows par value for the holding; however, this position appears to be an equity. If this position is a fixed income security, please include terms in the Portfolio of investments on a going forward basis.

Response: The fund holds a beneficial ownership in MSN 803 Trust. Going forward, the column header for this position will be modified.

8.Comment: For John Hancock Asset-Based Lending Fund, please indicate if any of the loans held in the fund are unitranche loans. If applicable, please provide disclosures related to the risks associated with these investments in both the prospectus and shareholder reports.

Response: The fund does not hold unitranche loans.

9.Comment: For John Hancock High Yield Fund, please confirm there are no unfunded term loans held in the fund as of 5-31-2024.

Response: Confirmed.

10.Comment: For all Form N-CSR filings going forward, ensure certifications and required signatures reference principal financial officer and principal executive officer in the signing block on all documents.

Response: The funds currently define these terms in the response to Item 2, Code of Ethics. We will ensure, on a going forward basis, that the “principal financial officer” and “principal executive officer” designations display in the signature blocks.

We hope that these foregoing responses adequately address the Staff’s comments. If you have any questions, please do not hesitate to contact me via e-mail at sschiavone@jhancock.com .

Sincerely,

/s/ Salvatore Schiavone Salvatore Schiavone Treasurer

John Hancock Group of Funds

Securities and Exchange Commission

December 17, 2024

Annex A

Count	Series ID	FYE	File #	Series Name	Registrant Name

1		12/31/2023	811-23418	John Hancock GA Mortgage Trust	John Hancock GA Mortgage Trust

2		10/31/2023	811-23748	John Hancock Asset-Based Lending Fund	John Hancock Asset-Based Lending
Fund
3	S000000615	5/31/2024	811-03006	John Hancock Investment Grade Bond Fund	JOHN HANCOCK BOND TRUST

4	S000055876	5/31/2024	811-03006	John Hancock ESG Core Bond Fund	JOHN HANCOCK BOND TRUST

5	S000065984	5/31/2024	811-03006	John Hancock Short Duration Bond Fund	JOHN HANCOCK BOND TRUST

6	S000000614	5/31/2024	811-03006	John Hancock High Yield Fund	JOHN HANCOCK BOND TRUST

7	S000000594	5/31/2024	811-03006	John Hancock Government Income Fund	JOHN HANCOCK BOND TRUST

8	S000000616	5/31/2024	811-05979	John Hancock California Municipal Bond	JOHN HANCOCK CALIFORNIA
				Fund	TAX-FREE INCOME FUND
9	S000000651	5/31/2024	811-05968	John Hancock High Yield Municipal Bond	JOHN HANCOCK MUNICIPAL
				Fund	SECURITIES TRUST
10	S000000652	5/31/2024	811-05968	John Hancock Municipal Opportunities Fund	JOHN HANCOCK MUNICIPAL
SECURITIES TRUST
11	S000076502	5/31/2024	811-05968	John Hancock Short Duration Municipal	JOHN HANCOCK MUNICIPAL
				Opportunities Fund	SECURITIES TRUST
12	S000000646	5/31/2024	811-02402	John Hancock Bond Fund	JOHN HANCOCK SOVEREIGN
BOND FUND
13	S000065850	5/31/2024	811-04651	John Hancock Managed Account Shares	JOHN HANCOCK STRATEGIC
				Securitized Debt Portfolio	SERIES
14	S000065849	5/31/2024	811-04651	John Hancock Managed Account Shares Non-	JOHN HANCOCK STRATEGIC
				Investment-Grade Corporate Bond Portfolio	SERIES
15	S000065848	5/31/2024	811-04651	John Hancock Managed Account Shares	JOHN HANCOCK STRATEGIC
				Investment-Grade Corporate Bond Portfolio	SERIES
16	S000083451	5/31/2024	811-04651	John Hancock Managed Account Shares Bond	JOHN HANCOCK STRATEGIC
				Completion Portfolio	SERIES
17	S000077548	5/31/2024	811-04651	John Hancock Managed Account Shares Non-	JOHN HANCOCK STRATEGIC
				Investment-Grade Municipal Bond Portfolio	SERIES
18	S000000648	5/31/2024	811-04651	John Hancock Income Fund	JOHN HANCOCK STRATEGIC
SERIES
19	S000072133	3/31/2024	811-00560	John Hancock Mid Cap Growth Fund	JOHN HANCOCK INVESTMENT
TRUST
20	S000061352	3/31/2024	811-00560	John Hancock Diversified Real Assets Fund	JOHN HANCOCK INVESTMENT
TRUST
21	S000076681	3/31/2024	811-00560	John Hancock Fundamental Equity Income	JOHN HANCOCK INVESTMENT
				Fund	TRUST
22	S000083460	3/31/2024	811-00560	John Hancock Global Climate Action Fund	JOHN HANCOCK INVESTMENT
TRUST